Exhibit 99.1

Pembina Pipeline Corporation Announces Open Season for Pipeline Expansions

Expansion project build on Pembina's existing infrastructure to provide cost-effective, timely solution to meet industry infrastructure demand in northwest Alberta.

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

CALGARY, March 7, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is conducting an open season to determine industry interest in a future expansion of its crude oil, condensate and natural gas liquids ("NGL") pipelines in northwest Alberta (the "Expansion Project").  Should Pembina proceed with the Expansion Project, the resulting services and facilities are expected to be in-service following the completion of the recently announced Phase II expansions, subject to regulatory and environmental approvals.

The Expansion Project would evaluate increasing throughput capacity on Pembina's pipeline systems in northwest Alberta. Interested parties will have the opportunity to submit non-binding nominations for all, any one, or any other combination of the commodities currently transported by Pembina (including, high sulphur crude, sweet crude, condensate, propane plus and ethane plus) at existing and potential future receipt points on the Peace, Northern and Swan Hills pipeline systems.

"Increased production from the Duvernay, Cretaceous, Montney, Deep Basin and Swan Hills areas has resulted in significant demand for additional transportation services in Alberta" said Mick Dilger, President and Chief Operating Officer "The additional pipeline capacity would allow industry to access the markets on a competitive and cost-effective basis."

Oil and gas producers continue to deploy advanced technologies to unlock significant liquids-rich natural gas reserves in the areas served by Pembina's infrastructure. Over the past several years, demand for throughput on the Company's pipelines in northwest Alberta has increased. Pembina's recent announcements include two separate expansions designed to significantly increase NGL and crude oil/condensate throughput capacity on its Peace and Northern Pipeline Systems by an additional 200,000 bpd, which demonstrates Pembina's commitment to delivering on the services industry requires. As production climbs near Pembina's infrastructure, demand for the above-mentioned projects is anticipated to outpace these capacity increases, creating the potential need for additional transportation services complementary to those projects already announced.

In order to participate in the open season, parties must have executed and delivered a confidentiality agreement and non-binding nominations to Pembina by April 30, 2013 at 5:00pm MT.  For additional information on the open season, visit www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates:  pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

Forward-Looking Statements & Information
This document contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expects", "projects", "will", "anticipates", "could", "potential" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; the construction schedule and planned capacity of the Peace Pipeline crude and condensate expansion projects; the construction schedule and planned capacity of the Peace and Northern Pipeline NGL expansion projects; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding supply and demand factors and pricing for oil and natural gas; potential revenue and cash flow enhancement; and future cash flows, maintenance and operating margins. These forward-looking statements and information are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this document including those discussed below.

With respect to forward-looking statements contained in this document, Pembina has made assumptions regarding, among other things: ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for transportation services; future levels of oil and natural gas development in proximity to Pembina's pipelines and other assets (which could be affected by, among other things, possible changes to applicable royalty and tax regimes); the amount of future liabilities related to environmental incidents; the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy); future acquisitions, growth and growth potential in Pembina's operations; potential revenue and cash flow enhancement; future cash flows; maintenance of operating margins; additional throughput potential on additional connections and other initiatives on the Conventional Pipelines systems; expected project start-up and construction dates; future dividends and taxation of dividends; future financing capability and sources; and negative credit rating adjustments.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information.

None of the forward-looking statements described above are guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third- party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; lower than anticipated results of operations and accretion from Pembina's business initiatives; reduced amounts of cash available for dividends to shareholders; the ability of Pembina to raise sufficient capital (or to raise capital on favourable terms) to complete future projects and satisfy future commitments, including the construction and commissioning of the Saturn and

The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Inquiries:
Scott Burrows
Vice President, Corporate Development and Investor Relations
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com

or

Media Inquiries:
Shawn Davis
Manager, Communications & Public Affairs
(403) 231-7500

CO: Pembina Pipeline Corporation

CNW 16:48e 07-MAR-13